03 DEC 15 AM 7:21


SembCorp
Industries

Rule 12g3-2(b) File No. 825109

28 November 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


03045159

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dw 12/17

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SINGAPORE MINT IN TWO EUROPEAN JOINT VENTURES

Singapore, November 28, 2003: SembCorp Industries Ltd announces that its wholly-owned subsidiary, Singapore Mint Pte Ltd, has taken a 25 per cent equity stake in RLS, S.A., a joint venture corporation incorporated in Andorra. Singapore Mint's Spanish partners, Messrs. Pere Matamales Iscla and Pere Matamales Pujol, collectively own the remaining 75 per cent equity stake in the new corporation. The share capital of RLS is €31,000 (S$62,000). RLS' principal object will be the acquisition, holding and licensing of trade marks, starting with four newly acquired trade marks, MONPLAY, OKFUN!, FACE NORD and ANNAPURNA, for which it paid a consideration of €1,484,000 (S$2,968,000).

For its 25 per cent equity stake in RLS, Singapore Mint's investment is €371,000 (S$742,000), which has been funded from internal resources. Singapore Mint has an option to acquire up to another 20 per cent equity stake in RLS exercisable within the next 2 years.

Singapore Mint has also acquired a 27.5 per cent equity stake in Ok 2 Play S.L. This is a joint venture corporation set up by Mr. Pere Matamales Iscla and his other Spanish partners in Spain. The share capital of Ok 2 Play is €600,000 (S$1,200,000), of which Singapore Mint has contributed €165,000 (S$330,000) for its 27.5 per cent share. This investment is funded from internal resources.

Ok 2 Play will manufacture and distribute sports apparel products bearing licensed trade marks, including trade marks licensed from RLS. The initial focus of Ok 2 Play is on the Spanish market and the long term plan is to build a global presence for the trade marks owned by RLS.

The investment does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for the current financial year.

About Singapore Mint

Singapore Mint is a wholly-owned subsidiary of SembCorp Industries. Its main activities include the production, sourcing and marketing of commemorative coins, medallions and other gifts and collectibles. Singapore Mint is pursuing growth through brand ownership and channel building strategy to drive its commemorative products business. In recent years, sporting events have proven to be good drivers for commemorative products and Singapore Mint expects to derive synergy from this investment for its core commemorative products business.

About the European partners

The European partners of Singapore Mint are entrepreneurs who are experienced in the commemorative products business and in building brand names in the sports apparel business.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 28/11/2003 to the SGX